The Benchmark Company, LLC
 150 East 58th Street, 17th Floor
New York, New York 10155

February 3, 2020

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re: SEELOS THERAPEUTICS, INC.
      Registration Statement on Form S-1 (Registration No. 333-236002)
      Concurrence in Acceleration Request

Ladies and Gentlemen:

The Benchmark Company, LLC ("Benchmark"), as representative of the underwriters for the referenced offering, hereby concurs in the request by Seelos Therapeutics, Inc. that the effective date of the above-referenced registration statement be accelerated to 5:00 p.m. (Eastern Time), or as soon as practicable thereafter, on February 5, 2020, pursuant to Rule 461 under the Securities Act. Benchmark affirms that it is aware of its obligations under the Securities Act in connection with this offering.

Very truly yours,

THE BENCHMARK COMPANY, LLC

By: /s/ Brad Carlsson
        Name: Brad Carlsson
        Title: Managing Director, Investment Banking